As filed with the Securities and Exchange Commission on March __, 2006

Registration No. 333-132369

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PALATIN TECHNOLOGIES, INC.
 (Exact name of registrant as specified in its charter)

Delaware	95-4078884
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4C Cedar Brook Drive Cranbury, New Jersey	08512
(Address of Principal Executive Offices)	(Zip Code)

4C Cedar Brook Drive
Cranbury, New Jersey  08512
(609) 495-2200
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

Stephen T. Wills, Chief Financial Officer
4C Cedarbrook Drive
Cranbury, New Jersey  08512
(609) 495-2200
(Address, including zip code, and telephone number,
including area code, of agent for service)

Please send copies of all communications to:
Faith L. Charles, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY  10017
(212) 935-3000

Approximate date of commencement of proposed sale to the public: from time to time, following the effective date of this registration statement and the filing of one or more supplemental prospectuses.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.   ☐

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Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee

Common Stock
Preferred Stock
Debt Securities
Warrants
Units
Total			$50,000,000	$5,350*

NOTES TO FEE TABLE:

(1)

This registration statement covers offers, sales and distributions of an indeterminate number or aggregate principal amount of the registered securities which the registrant may from time to time issue at indeterminate prices. The aggregate maximum offering price of all securities registered will not exceed $50,000,000 or if the registrant issues any debt securities at an original issuance discount, such greater amount as shall result in proceeds of $50,000,000 to the registrant. The registered securities may be sold separately or as units with other classes of the registered securities. The registered securities also include such indeterminate numbers of shares of common stock and preferred stock and amount of debt securities as may be issued upon conversion of or exchange for preferred stock or debt securities that provide for conversion or exchange, upon exercise of warrants or pursuant to the antidilution provisions of any such securities.

(2)

The registrant will determine the proposed maximum offering price per unit and the proposed maximum aggregate offering price per class from time to time in connection with the issuance of the registered securities. The proposed maximum aggregate offering price for each class is omitted pursuant to General Instruction II.D of Form S-3 under the Securities Act of 1933.

(3)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933.

*Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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Subject to completion, dated March 30, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PALATIN TECHNOLOGIES, INC.
4C Cedar Brook Drive
Cranbury, New Jersey 08512
(609) 495-2200

$50,000,000
Common Stock
Preferred Stock
Debt Securities
Units

        We may offer under this prospectus from time to time, at prices and on terms to be determined by market conditions at the time we make the offer, up to an aggregate of $50,000,000 of our:

•	common stock, par value $0.01 per share;
•	preferred stock, par value $0.01 per share;
•	debt securities;
•	warrants to purchase common or preferred stock, or debt securities; or
•	any combination of the above, separately or as units

This prospectus may not be used to sell our securities unless accompanied by a prospectus supplement. Before you invest in our securities, you should carefully read both this prospectus and the prospectus supplement related to the offering of the securities.

        Our common stock is listed on The American Stock Exchange under the symbol PTN. On March 27 , 2006, the closing price of the common stock was $2.75 .

Investing in our securities involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 7.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        If we sell securities through agents or underwriters, we will include their names and the fees, commissions and discounts they will receive, as well as the net proceeds to us, in the applicable prospectus supplement.

The date of this prospectus is _________,2006

PROSPECTUS SUMMARY

This is a summary of our business and this offering. For a more complete understanding of our business and this offering, you should read the entire prospectus and the documents incorporated by reference.

Palatin’s Business

        We are primarily focused on discovering and developing melanocortin (“MC”)-based therapeutics, which we believe is one of the fastest growing areas of pharmaceutical research and development. Targeting the MC family of receptors provides therapeutic opportunities to treat a variety of conditions and diseases, including sexual dysfunction, obesity, cachexia (extreme wasting, generally secondary to a chronic disease), and inflammation. Our objective is to become a worldwide leader in MC-based therapeutics by commercializing our products under development and identifying new product targets using our patented drug discovery platform.

        In August 2004, we entered into a collaborative development and marketing agreement with King Pharmaceuticals, Inc. (“King”), a specialty pharmaceutical company, to jointly develop and commercialize bremelanotide (formerly known as PT-141), our nasally administered peptide presently in Phase 2 clinical development for the treatment of both male and female sexual dysfunction. Pursuant to the terms of the agreement, Palatin and King share all collaboration development costs, marketing costs and net profits derived from net sales of bremelanotide in North America based on an agreed percentage. Palatin and King currently plan to seek a partner for bremelanotide for territories outside of North America and will jointly share in collaboration development costs, marketing costs and net profits generated from those territories. We have the option to create, with King, a urology specialty sales force to co-promote the product in the U.S. if the product is successfully developed and commercialized.

        We are in the process of identifying a clinical candidate MC therapeutic small molecule for treatment of obesity, and have a program for treatment of cachexia. We are also in the process of identifying a clinical candidate natriuretic (promoting sodium excretion) compound for treatment of congestive heart failure.

        In December 2005, we voluntarily suspended the sales, marketing and distribution of NeutroSpec®, our proprietary radiolabeled monoclonal antibody product for imaging and diagnosing equivocal appendicitis, and recalled all existing customer inventories. NeutroSpec, which was approved for marketing by the FDA in July 2004, was marketed and distributed by our strategic collaboration partner, Tyco Healthcare Mallinckrodt (“Mallinckrodt”).

        We are concentrating our efforts on the following products and development programs:

        Bremelanotide. Bremelanotide, our lead therapeutic drug candidate, is a patented, nasally administered peptide in clinical development for the treatment of both male and female sexual dysfunction. Bremelanotide is a synthetic analog of the naturally occurring hormone alpha-MSH (melanocyte-stimulating hormone). It is an MC receptor-based therapeutic. MSH hormones are potent regulators of a variety of physiological and behavioral functions, including the natural physiological sexual response. Our research suggests that bremelanotide works through activation of MC receptors in the central nervous system rather than acting directly on the vascular system, which is a different mechanism of action from currently marketed male Erectile Dysfunction (“ED”) therapies. As a result, it may offer significant safety and therapeutic benefits over currently marketed products.

        We have completed various Phase 1 safety studies and Phase 2A and Phase 2B efficacy studies in male subjects and patients. We have completed a Phase 1 safety study in female subjects and a Phase 2A efficacy study in female patients with Female Sexual Dysfunction (“FSD”).

        We have initiated patient enrollment in two double-blind, placebo-controlled Phase 2B clinical trials of bremelanotide in patients with ED. We have also initiated patient enrollment in a Phase 2B at-home clinical trial of bremelanotide in female patients with FSD. The main objectives of these studies are to further evaluate safety, treatment duration, patient populations and range of doses that will be incorporated into Phase 3 pivotal trials.

        One Phase 2B clinical trial is evaluating the safety and efficacy of bremelanotide in non-diabetic patients suffering from mild to severe ED. The second clinical trial is similarly evaluating diabetic patients with ED. Both trials involve an “at home” three-month treatment period conducted at clinical trial sites throughout the United States. Additionally, these clinical trials are evaluating a range of bremelanotide intranasal doses between 5 mg and 15 mg. The non-diabetic Phase 2B clinical trial is scheduled to conclude in mid-calendar 2006, with the diabetic Phase 2B clinical scheduled to conclude in the second half of calendar 2006.

        Collaborative Development and Marketing Agreement with King. In August 2004, we entered into a collaboration agreement with King to jointly develop and commercialize bremelanotide. Pursuant to the terms of the agreement, we will share all collaboration development and marketing costs and all collaboration net profits derived from net sales of bremelanotide in North America based on an agreed percentage. Palatin and King currently plan to seek a partner for bremelanotide for territories outside of North America and will jointly share in collaboration development and marketing costs and all collaboration revenues generated from those territories. However, there can be no assurance that we will be able to enter into any such alliance or arrangement on terms acceptable to us or at all.

        Under the agreement, King may make future potential milestone payments to us totaling up to $90.0 million for achieving certain ED and FSD development and regulatory approval targets. After regulatory approval and commercialization of bremelanotide, King may also pay milestone payments to us totaling up to an additional $130.0 million upon achieving specified annual North American net sales thresholds. A portion of the above milestones may be received in the form of equity purchases.

        ED is defined as the consistent inability to attain and maintain an erection sufficient for sexual intercourse. The condition is correlated with increasing age, cardiovascular disease, hypertension, diabetes, hyperlipidemia and smoking. In addition, certain prescription drugs and psychogenetic issues may contribute to ED. According to the Massachusetts Male Aging Study, more than 50% of men aged 40-70 report episodes of ED and more than 30 million men in the United States may be afflicted with some form of ED, with less than 20% seeking treatment. The incidence of ED increases with age. Studies show that chronic ED affects about 5% of men in their 40s and 15% to 25% of men by the age of 65. The current market size for ED is more than $2 billion per year.

        FSD is a multifactorial condition that has anatomical, physiological, medical, psychological and social components. Studies estimate FSD is prevalent in approximately 50% of women over the age of 30 and that greater than 35 million women in the United States may be afflicted with some form of FSD. FSD includes disorders associated with desire, arousal, orgasm and pain. There is tremendous competition to develop, market and sell drugs for the treatment of ED and FSD.

        Obesity. We have discovered a class of MC agonist compounds effective in normal and genetically-obese animal models for decreasing food intake and body weight. These compounds do not elicit a sexual response in animal models. When a clinical candidate drug for treatment of obesity is identified, we will initiate preclinical studies in preparation for human clinical trials.

        Congestive Heart Failure. Our congestive heart failure program is in the process of identifying a clinical candidate drug for treatment of congestive heart failure, including acutely decompensated congestive heart failure with dyspnea (shortness of breath) at rest or with minimal activity. Our lead compounds for congestive heart failure are based on endogenous natriuretic peptides, but unlike the recombinant peptide currently marketed by another company, animal data suggests that our compounds are active when injected by subcutaneous route. The currently available recombinant peptide product is only administered by intravenous routes, which limits use to hospital settings. We anticipate initiating preclinical studies on a clinical candidate drug within the next six to nine months in preparation for human clinical trials.

        MIDAS Platform. Both our obesity and congestive heart failure programs derived lead compound series by utilizing our MIDAS™ (Metal Ion-induced Distinctive Array of Structures) proprietary platform technology to design and synthesize novel molecules that mimic the activity of peptides. MIDAS uses metal ions to fix the three-dimensional configuration of peptides, forming conformationally rigid molecules that remain folded specifically in their active forms. These MIDAS molecules are simple to synthesize, are chemically and proteolytically stable, and have the potential to be orally bioavailable. Unlike most other drug discovery approaches, MIDAS can be used to generate both receptor antagonists (drugs that block a particular metabolic response) and agonists (drugs that promote a particular metabolic response). In addition, MIDAS molecules are information-rich and provide data on structure-activity relationships that can be used to design small molecule, non-peptide drugs.

        Generation of commercially viable protein and peptide drug molecules with desirable properties continues to be arduous, expensive and labor-intensive. We believe that our MIDAS technology simplifies the development process by eliminating many of the inherent limitations associated with peptides and proteins. We intend to seek to enter into strategic alliances or collaborative arrangements to provide additional financial and technical resources for MIDAS development.

        NeutroSpec®. NeutroSpec includes a radioactive technetium-labeled anti-CD 15 monoclonal antibody which selectively binds to a type of white blood cell, neutrophils, involved in the immune response. When injected into the blood stream, the antibody binds to neutrophils accumulated at the infection site, labeling these cells with a radioactive tracer. As a result, physicians can rapidly image and locate an infection using a gamma camera, a common piece of hospital equipment that detects radioactivity.

        In July 2004, we received approval from the FDA to market NeutroSpec for imaging of patients with equivocal signs and symptoms of appendicitis who are five years of age or older. During 2005, with Mallinckrodt, we reported to the FDA the occurrence of several serious adverse events, including two deaths, involving patients with severe underlying cardiopulmonary compromise who received NeutroSpec for off-label uses. In December 2005, the FDA informed Mallinckrodt and us that it had reconsidered the risk/benefit assessment of NeutroSpec and determined that the product should not be administered to patients, until a further understanding and review of the relationship between NeutroSpec and reported serious adverse events is complete. The FDA also stated that they would convene an Advisory Panel in 2006 to discuss the use of NeutroSpec with additional safeguards, and evidence needed to continue use of the product for equivocal appendicitis, as well as plans for other indications, including osteomyelitis (infection deep inside a bone). All ongoing clinical trials and plans for future clinical trials and regulatory approvals of NeutroSpec have been suspended.

        With Mallinckrodt, we are reviewing data and assessing approaches for understanding the relationship between NeutroSpec use and the observed serious adverse events. No final decision concerning future activities involving NeutroSpec has been made.

        Strategic Collaboration Agreement with Mallinckrodt. Mallinckrodt has exclusive worldwide marketing and distribution rights to NeutroSpec under our Strategic Collaboration Agreement. We are responsible for the manufacture of NeutroSpec and Mallinckrodt agreed to pay us a transfer price on each product unit transferred to Mallinckrodt and a royalty on the net sales of NeutroSpec. If NeutroSpec is reintroduced to the market, we may receive milestone payments from Mallinckrodt on the achievement of development or sales objectives; however, there can be no assurance that NeutroSpec will be reintroduced to the market or that development or sales objectives will be met.

The Offering

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $50,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities under this prospectus, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any information we provide in a prospectus supplement is inconsistent with information in this prospectus, the information in the prospectus supplement will modify or supersede this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Information by Reference.”

RISK FACTORS

        You should consider the following factors in evaluating our business, our future prospects and this offering.

We expect to continue to incur substantial losses over the next few years and we may never become profitable.

        We have never been profitable and we may never become profitable. As of December 31, 2005, we had an accumulated deficit of $145.0 million and a net loss for the six months then ended of $13.5 million. We have voluntarily suspended sales and marketing of NeutroSpec, our only approved product. We will incur additional losses as we develop bremelanotide and MIDAS and determine whether to continue our development of NeutroSpec, including testing for other indications. Unless and until we receive approval from the FDA or other regulatory authorities for our product candidates, we cannot sell our products and will not have product revenues from them. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from license and other contract revenue under our existing collaborative development agreements and from cash, cash equivalents and investments on hand. We will need to seek additional sources of financing, which may not be available on acceptable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned pre-clinical and clinical trials or obtain approval of our product candidates from the FDA or other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities, which would have a material adverse effect on our business.

We have summarized below the costs to date and current status of our major development programs.

        Bremelanotide – In the years ended June 30, 2005, 2004 and 2003 and cumulatively to date, we have incurred approximately $18.3 million, $11.7 million, $9.0 million and $52.1 million, respectively, in research and development (“R&D”) expenses, including an allocated portion of general R&D expenses. Spending to date has been primarily related to formulation, manufacturing, preclinical and clinical activities. As of June 30, 2005, we had two Phase 2B clinical trials ongoing for ED and we have initiated a Phase 2B study for FSD in the fiscal year ending June 30, 2006 (“fiscal 2006”). We expect spending after June 30, 2005 to amount to $30 million to $40 million of direct costs on bremelanotide to conduct these and other clinical studies for ED and FSD and continue related process and development activities prior to initiating a Phase 3 clinical trial. A significant portion of the additional direct costs will be reimbursed by our collaboration partner, King. The amount of such spending is dependent on a number of factors, including patient enrollment in clinical studies, the results of research activities and discussions with King. Assuming positive results from our current studies and related activities, we expect development efforts related to bremelanotide to continue for several years. Due to the uncertainties inherent in development activities, including whether bremelanotide will sustain a product profile competitive with current therapies and results of manufacturing scale-up, Phase 3 clinical trials, and regulatory adherence, we cannot reasonably predict when, if ever, we will be able to submit a new drug application (“NDA”) to the FDA.

        NeutroSpec – In the years ended June 30, 2005, 2004 and 2003 and cumulatively to date, we have incurred approximately $3.1 million, $8.2 million, $5.4 million and $51.9 million, respectively, in R&D expenses, including an allocated portion of general R&D expenses. Spending to date has been primarily related to an initial indication of imaging equivocal appendicitis, for which we received FDA approval in July 2004. In December 2005, the Company and Mallinckrodt, our collaboration partner, voluntarily suspended the sales, marketing and distribution of NeutroSpec and recalled all existing customer inventories. All ongoing clinical trials and regulatory approvals of NeutroSpec have been suspended pending a review of the relationship between NeutroSpec use and observed serious adverse events and an FDA Advisory Committee meeting expected to be held in 2006. We expect to spend approximately $1 million to $2 million of direct costs on NeutroSpec during fiscal 2006 to perform certain FDA-required post-marketing studies, review the safety of NeutroSpec and explore other indications, a significant portion of which will be reimbursed by our collaboration partner, Mallinckrodt. The amount of such spending and the nature of future development activities are dependent on a number of factors, including primarily the review of NeutroSpec safety and discussions with both the FDA and Mallinckrodt.

        Our license agreements related to NeutroSpec require royalty payments on commercial net sales and payments of up to $2.25 million contingent on the achievement of specified cumulative net margins on sales by Mallinckrodt. No contingent amounts will be payable related to NeutroSpec unless we recommence sales and marketing of NeutroSpec. We do not reasonably expect to make any such contingent payments during the next twelve months.

        Other Research and Development – In the years ended June 30, 2005, 2004 and 2003 and cumulatively to date, we have incurred approximately $3.7 million, $3.4 million, $3.0 million and $16.8 million, respectively, in R&D expenses, including an allocated portion of general R&D expenses. Spending to date has been primarily related to the identification of lead compounds for various therapeutic indications, primarily a melanocortin therapeutic small molecule for treatment of obesity and a natriuretic compound for treatment of congestive heart failure. We expect to spend approximately $3 million to $4 million of direct costs in fiscal 2006 to continue laboratory research on various compounds in preparation for filing an Investigational New Drug application and commencing clinical trials. The amount of such spending and the nature of future development activities are dependent on a number of factors, including primarily the success of our discovery programs, preclinical studies, our ability to progress a compound into human clinical trials and discussions with potential development partners.

        We have a license agreement for patent rights related to certain compounds and methods of treatment for sexual dysfunction. The license agreement requires contingent payments based on certain upfront fees we receive as a result of a sublicense. We do not reasonably expect to sublicense such rights or make any material contingent payments during the next twelve months.

        Due to factors described elsewhere in our filing, including the difficulty in currently estimating the costs and timing of future Phase 1 clinical trials and large-scale Phase 2 and Phase 3 clinical trials for any product under development, we cannot predict with reasonable certainty when, if ever, a program will advance to the next stage of development or be successfully completed, or when, if ever, significant related net cash inflows will be generated.

        We monitor our cash balances and periodic spending on an ongoing basis. If we fail to successfully complete our planned development activities for any products on a timely basis, we may increase development spending, adjust development plans for other products and/or require additional funding.

We have a limited operating history upon which to base an investment decision.

        We received FDA approval to market NeutroSpec in July 2004 and voluntarily suspended sales and marketing of NeutroSpec in December 2005. We have one product, bremelanotide, in Phase 2 clinical trials, and other products candidates are in research or pre-clinical development. The successful commercialization of our product candidates will require us to perform a variety of functions, including:

•	continuing to conduct pre-clinical development and clinical trials;
•	participating in regulatory approval processes;
•	formulating and manufacturing products;
•	conducting sales and marketing activities; and
•	obtaining additional capital.

Our operations to date have been primarily focused on organizing and staffing our company, acquiring, developing and securing our proprietary technology, conducting pre-clinical and clinical studies and formulating and manufacturing our principal product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates.

If NeutroSpec does not recommence sales and achieve market acceptance, our business may suffer.

        We do not know whether safety concerns raised with NeutroSpec can be successfully addressed, or whether the FDA will impose restrictions on marketing of NeutroSpec that may interfere with broad product acceptance, if the FDA permits NeutroSpec to be marketed at all. Even if NeutroSpec is permitted to recommence sales and marketing in the United States, there may be a reluctance to use NeutroSpec because of the safety concerns which have been raised. Additionally, NeutroSpec would compete with other diagnostic imaging modalities and drugs manufactured and marketed by major pharmaceutical and other biotechnology companies. If NeutroSpec does not recommence sales, or does not achieve adequate market acceptance, our business, financial condition and results of operations may be adversely affected.

Development and commercialization of our proposed products and technologies involve a lengthy, complex and costly process and we may never develop or commercialize any products other than NeutroSpec.

        Our other product candidates are at various stages of research and development, will require regulatory approval, and may never be successfully developed or commercialized. Bremelanotide and other products will require significant further research, development and testing. You should evaluate us in light of the uncertainties, delays, difficulties and expenses commonly experienced by early stage biopharmaceutical companies, which may include unanticipated problems and additional costs relating to:

•	the research, development and testing of products in animals and humans;
•	product approval or clearance;
•	regulatory compliance;
•	good manufacturing practices;
•	intellectual property rights;
•	product introduction; and
•	marketing and competition.

The regulatory approval process is lengthy, expensive and uncertain, and may prevent us from obtaining the approval we require.

        Government authorities in the United States and other countries extensively regulate the advertising, labeling, storage, record-keeping, safety, efficacy, research, development, testing, manufacture, promotion, marketing and distribution of drug products. Drugs are subject to rigorous regulation by the FDA in the United States and similar regulatory bodies in other countries. The steps ordinarily required by the FDA before a new drug may be marketed in the United States include:

•	completion of pre-clinical laboratory tests, animal toxicity tests, and formulation studies and the establishment of cGMP manufacturing;;
•	submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin;
•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each proposed indication;
•	the submission of a new drug application, or NDA, to the FDA; and
•	FDA review and approval of the NDA before any commercial marketing or sale.

        The results of product development, pre-clinical studies and clinical studies are submitted to the FDA as part of a NDA. The NDA also must contain extensive manufacturing information. Once the submission has been accepted for filing, the FDA generally has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved, but the FDA is not bound by the recommendation of an advisory committee. The FDA may deny or delay approval of applications that do not meet applicable regulatory criteria or if the FDA determines that the clinical data do not adequately establish the safety and efficacy of the drug. Upon approval, a drug candidate may be marketed only in those dosage forms and for those indications approved by the FDA. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-market regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase 4 studies, to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-market studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.

        Satisfaction of FDA pre-market approval requirements for new drugs typically takes several years and the actual time required for approval may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

        At the request of the FDA, we voluntarily suspended sales, marketing and distribution of NeutroSpec and recalled all existing customer inventories of the product. The FDA stated they will convene an Advisory Panel in 2006 to discuss the use of NeutroSpec with additional safeguards and evidence needed to continue use of the product for equivocal appendicitis, as well as plans for other indications, most notably being osteomyelitis. We do not know whether, or with what limitations, the FDA will allow sales and marketing of NeutroSpec to recommence. We also do not know what additional studies, if any, may be required by the FDA.

        In its original approval of NeutroSpec, the FDA required specific post-marketing studies for NeutroSpec, including additional clinical studies with pediatric patients and patients with specified conditions, and additional testing and development of assays. These post-marketing studies must be completed by various deadlines.

        If regulatory approval of any of our products is granted, it will be limited to certain disease states or conditions. The manufacturers of approved products and their manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other authorities where applicable, and must comply with ongoing regulatory requirements, including the FDA’s current Good Manufacturing Practices (“cGMP”) regulations. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as Warning Letters, suspension of manufacturing, seizure of product, voluntary recall of a product, injunctive action or possible civil penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval. Because we intend to contract with third parties for manufacturing of these products, our ability to control third party compliance with FDA requirements will be limited to contractual remedies and rights of inspection. Failure of third-party manufacturers to comply with cGMP or other FDA requirements may result in legal or regulatory action by the FDA.

        Outside the United States, our ability to market our products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the risks associated with FDA approval described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product to more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficiency has been presented, a marketing authorization will be granted.

We rely on third parties to conduct clinical trials for our product candidates and their failure to timely perform their obligations could significantly harm our product development.

        We rely on outside scientific collaborators such as researchers at clinical research organizations and universities in certain areas that are particularly relevant to our research and product development plans, such as the conduct of clinical trials. The competition for these relationships is intense, and we may not be able to maintain our relationships with them on acceptable terms. These outside collaborators generally may terminate their engagements with us at any time. As a result, we can control their activities only within certain limits, and they will devote only a certain amount of their time to conduct research on our product candidates and develop them. If they do not successfully carry out their duties under their agreements with us, fail to inform us if these trials fail to comply with clinical trial protocols or fail to meet expected deadlines, this may adversely affect our ability to develop our product candidates and obtain regulatory approval.

The results of our clinical trials may not support our product claims.

        Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and could delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay or eliminate our ability to commercialize our product candidates and generate product revenues.

Production and supply of NeutroSpec and bremelanotide depend on contract manufacturers over whom we have no control.

        We do not have the facilities to manufacture NeutroSpec or bremelanotide. We depend on DSM N.V. of the Netherlands for the manufacture of the antibody used in NeutroSpec and on Ben Venue Laboratories of Cleveland, Ohio for the manufacture of NeutroSpec kits. We rely on other contract manufacturers for the manufacture of bremelanotide and nasal delivery devices and will use contract manufacturers to manufacture other clinical candidate drugs. Our contract manufacturers must perform these manufacturing activities in a manner that complies with FDA regulations. Failure to conduct their activities in compliance with FDA regulations could negatively impact our ability to maintain FDA approval of NeutroSpec, if we recommence sales and marketing of NeutroSpec, or receive FDA approval of our other potential products. The failure of these manufacturers to supply key components, or their inability to comply with FDA manufacturing regulations, could force us to seek other manufacturers and could interfere with our ability to deliver product. Establishing relationships with new suppliers, any of whom must be FDA-approved, is a time-consuming and costly process.

We are subject to extensive regulation in connection with the laboratory practices and the hazardous materials we use.

        We are subject to various laws and regulations regarding laboratory practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as noted above, the FDA and other regulatory authorities have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products and withdraw approvals, any one or more of which could have a material adverse effect upon us. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Contamination or injury from hazardous materials used in the development of NeutroSpec, bremelanotide and other products could result in a liability exceeding our financial resources.

        Our research and development of NeutroSpec, bremelanotide and other products involves the use of hazardous materials and chemicals, including radioactive compounds. We cannot completely eliminate the risk of contamination or injury from these materials. In the event of contamination or injury, we may be responsible for any resulting damages. Damages could be significant and could exceed our financial resources, including the limits of our insurance.

We have limited experience in marketing, distributing and selling products and will substantially rely on our marketing partners to provide these capabilities.

        If the FDA approves bremelanotide for marketing and sale, we will depend on our arrangements with King for the marketing, distribution and sale of bremelanotide. If King fails to market bremelanotide or devote enough resources to bremelanotide, our potential revenues from the sale of bremelanotide will be adversely affected. If these arrangements with King fail, we may have difficulty establishing new marketing relationships, and in any event, we will have limited control over these activities. If the FDA permits marketing and sale of NeutroSpec to recommence, we will depend on Mallinckrodt to market, sell and distribute NeutroSpec. If Mallinckrodt fails to market NeutroSpec or devote enough resources to NeutroSpec, our potential revenues from the sale of NeutroSpec will be adversely affected. If the arrangement with Mallinckrodt fails, we may have difficulty establishing new marketing relationships, and in any event, we will have limited control over these activities.

Competing products and technologies may make our potential products noncompetitive.

        We are aware of one company marketing an antibody-based product in certain European countries which may compete with NeutroSpec for certain indications. We are also aware of at least one other company developing an imaging product for use with a gamma camera which may also compete with NeutroSpec for certain indications. In addition, other technologies may also be used to diagnose appendicitis, including computerized tomography or CT scan, and ultrasound technologies.

        We are aware of three oral FDA-approved drugs for the treatment of erectile dysfunction. These products are also approved in Europe, Japan and most of the world’s pharmaceutical markets. In addition, we are aware of at least two other products treating erectile dysfunction that have been submitted for approval in the United States, Europe and most of the world’s pharmaceutical markets. In order to achieve approval and market acceptance, bremelanotide may potentially be required to demonstrate efficacy and safety equivalent or superior to these other products.

        The biopharmaceutical and diagnostic industries are highly competitive. We are likely to encounter significant competition with respect to NeutroSpec, bremelanotide and our other potential products. Many of our competitors have substantially greater financial and technological resources than we do. Many of them also have significantly greater experience in research and development, marketing, distribution and sales than we do. Accordingly, our competitors may succeed in developing, marketing, distributing and selling products and underlying technologies more rapidly than we may. These competitive products or technologies may be more effective and useful and less costly than NeutroSpec, bremelanotide or our other potential products. In addition, academic institutions, hospitals, governmental agencies and other public and private research organizations are also conducting research and may develop competing products or technologies on their own or through strategic alliances or collaborative arrangements.

Our ability to achieve significant revenues from the sale of our future products will depend, in part, on the ability of healthcare providers to obtain adequate reimbursement from Medicare, Medicaid, private insurers and other health care payers.

        The continuing efforts of government and insurance companies, health maintenance organizations and other payers of health care costs to contain or reduce costs of health care may adversely affect our future revenues and ability to achieve profitability. Our ability to successfully commercialize our future products will depend, in significant part, on the extent to which health care providers can obtain appropriate reimbursement levels for the cost of our products and related treatment. Third-party payers are increasingly challenging the prices charged for diagnostic and therapeutic products and related services. Also, the trend towards managed health care in the U.S. and the concurrent growth of organizations such as HMOs could control or significantly influence the purchase of health care services and products. In addition, legislative proposals to reform health care or reduce government insurance programs may result in lower prices or the actual inability of prospective customers to purchase our future products. The cost containment measures that health care payers and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to operate profitably. Furthermore, even if reimbursement is available, it may not be available at price levels sufficient for us to realize a positive return on our investment.

We could lose our rights to NeutroSpec, which would adversely affect our potential revenues.

        Our rights to a key antibody used in NeutroSpec are dependent upon an exclusive license agreement with The Wistar Institute of Biology and Anatomy. This agreement contains specific performance criteria and requires us to pay royalties and make other payments. Failure to meet these requirements, or any other event of default under the license agreement, could lead to termination of the license agreement. If the license agreement is terminated we may be unable to make or market NeutroSpec.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

        Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;
•	if and when patents will be issued;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; and
•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

        If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;
•	redesign our products or processes to avoid infringement;
•	stop using the subject matter claimed in the patents held by others;
•	pay damages; or
•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our management resources.

If we are unable to keep our trade secrets confidential, our technologies and other proprietary information may be used by others to compete against us.

        In addition to our reliance on patents, we attempt to protect our proprietary technologies and processes by relying on trade secret laws, nondisclosure and confidentiality agreements, and licensing arrangements with our employees and other persons who have access to our proprietary information. These agreements and arrangements may not provide meaningful protection for our proprietary technologies and processes in the event of unauthorized use or disclosure of such information. In addition, our competitors may independently develop substantially equivalent technologies and processes or otherwise gain access to our trade secrets or technology, either of which could materially and adversely affect our competitive position.

Our collaboration agreements may fail or be terminated unexpectedly, which could result in significant delays and substantial increases in the cost of our research, development and the commercialization of our potential products.

        We are party to various arrangements with academic, governmental and corporate partners. The successful development and commercialization of the potential products covered by these arrangements will depend upon the ability of these third parties to fully perform their contractual responsibilities. If any of these parties breaches or unexpectedly terminates their agreement with us, or otherwise fails to conduct their activities in a timely manner, the development or commercialization of our potential products may be delayed.

        We intend to continue to enter into additional collaborations to develop and commercialize our potential products in the future. We may not be able to negotiate these arrangements on favorable terms, if at all, and these relationships may not be successful. In addition, our collaborative partners may pursue alternative technologies or develop alternative compounds designed to treat the same diseases that are the subject of their collaborative programs with us.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

        The testing and marketing of medical products entails an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products or cease clinical trials. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry product/medical professional liability insurance, which includes liability insurance for our clinical trials. We, or any corporate collaborators, may not be able to obtain insurance at a reasonable cost or in sufficient amounts, if at all. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

We are highly dependent on our management team and senior research professionals.

        As of March 27 , 2006 we employed less than 100 people. Our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel, including executive officers and senior members of management that oversee our development programs. In addition, certain research personnel possess significant technical expertise and experience relevant to our development programs. In addition, we will need to hire additional personnel to expand our research and development activities. Our success also depends on our ability to develop and maintain relationships with consultants and scientific advisors. Competition for personnel is intense. If we lose the services of existing personnel or fail to attract required new personnel, our development programs could be adversely affected.

If we acquire other products, technologies or operations, we will incur a variety of risks that could adversely affect our current business operations.

        We are, and expect to continue, actively searching for certain products and technologies to license or acquire, now or in the future. If we are successful in identifying a product or technology for acquisition, we may require substantial funds for such an acquisition and subsequent development or commercialization. We do not know whether any acquisition will be consummated in the future. Any such acquisition may expose the Company to additional risks, including the need to devote significant resources to new activities and to raise additional funds.

Our management and principal stockholders together control almost 29% of our voting securities, a concentration of ownership which could delay or prevent a change in control.

        As of March 27 , 2006, our executive officers and directors beneficially own approximately 5% of our voting securities and our 5% or greater stockholders beneficially own approximately 24% of our voting securities. These stockholders, acting together, may be able to significantly influence any matters submitted for approval by our stockholders, including the election of directors, delaying or preventing a change of control, and the consideration of transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

We will face increased costs as a result of changes to the regulations governing public companies, including the Sarbanes-Oxley Act of 2002.

        Enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and by the American Stock Exchange, could result in increased costs to us to evaluate the implications of any new rules and respond to their requirements. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Anti-takeover provisions of Delaware law and our charter documents may make potential acquisitions more difficult and could result in the entrenchment of management.

        We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents may make a change in control or efforts to remove management more difficult. Also, under Delaware law, our board of directors may adopt additional anti-takeover measures. Under Section 203 of the Delaware General Corporation Law, a corporation may not engage in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person first becomes an “interested stockholder,” unless the business combination is approved in a prescribed manner.

        Our charter authorizes us to issue up to 10,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If we exercise this power, it could be more difficult for a third party to acquire a majority of our outstanding voting stock.

        In addition, our equity incentive plans generally permit us to accelerate the vesting of options granted under these plans in the event of a change of control. If we accelerate the vesting of options, this action could make an acquisition more costly.

        The application of these provisions could have the effect of delaying or preventing a change of control, which could adversely affect the market price of our common stock.

RISKS RELATED TO THE OFFERING

Our stock price is, and we expect it to remain, volatile, which could limit investors’ ability to sell stock at a profit.

        The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	publicity regarding actual or potential clinical results relating to products under development by our competitors or us;
•	delay or failure in initiating, completing or analyzing pre-clinical or clinical trials or unsatisfactory design or result of these trials;
•	achievement or rejection of regulatory approvals by our competitors or by us;
•	announcements of technological innovations or new commercial products by our competitors or by us;
•	developments concerning proprietary rights, including patents;
•	developments concerning our collaborations;
•	regulatory developments in the U.S. and foreign countries;
•	economic or other crises and other external factors;
•	period-to-period fluctuations in our revenue and other results of operations;
•	changes in financial estimates by securities analysts; and
•	sales of our common stock.

        We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance. If our revenues, if any, in any particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our operating results to suffer further. If our operating results in any future period fall below the expectations of securities analysts or investors, our stock price may fall by a significant amount.

        In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

We expect to sell additional equity securities, which will cause dilution.

        We expect to sell more equity securities in the future to obtain operating funds. We may sell these securities at a discount to the market price. Any future sales of equity will dilute the holdings of existing stockholders, possibly reducing the value of their investment.

Investors in this offering will suffer immediate dilution.

        As of December 31, 2005, we had a net tangible book value of $6.8 million which yields a net tangible book value of approximately $0.11 per share of common stock, assuming the conversion of all then convertible preferred stock and no exercise of any warrants or options. The net tangible book value per share is substantially less than the current market price per share.

If you pay more than the net tangible book value per share for stock in this offering, you will suffer immediate dilution.

As of March 27 , 2006, there were 13,094,785 shares of common stock underlying outstanding dilutive securities, which if exercised or converted, could decrease the value of your shares.

        As of March 27 , 2006, holders of our outstanding dilutive securities had the right to acquire the following amounts of underlying common stock:

•	384,500 shares issuable on the conversion of immediately convertible preferred stock, for no further consideration;
•	7,050,390 shares issuable on the exercise of warrants, at exercise prices ranging from $1.37 to $4.25 per share;
•	5,659,895 shares issuable on the exercise of stock options, at exercise prices ranging from $1.00 to $8.00 per share.

If the holders convert or exercise those securities, or similar dilutive securities we may issue in the future, you may experience dilution in the net tangible book value of your common stock. In addition, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price. We have registered or agreed to register for resale all of the underlying shares listed above. Holders of registered underlying shares could resell the shares immediately upon issuance, resulting in significant downward pressure on our stock.

We do not intend to pay cash dividends in the foreseeable future.

        We do not anticipate paying any cash dividends in the foreseeable future and intend to retain any future earnings for the development and expansion of our business. In addition, the terms of existing or future agreements may limit our ability to pay dividends. Therefore, our stockholders will not receive a return on their shares unless the value of their shares increases.

We will have broad discretion over the use of the proceeds of this offering and may not realize an adequate return.

        We will have considerable discretion in the application of the net proceeds of this offering. We have not determined the amount of net proceeds that we will apply to various corporate purposes, including potential acquisitions. We may use the net proceeds for purposes that do not yield a significant return, if any, for our stockholders.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

        Statements in this prospectus, as well as oral statements that our officers, directors, or employees acting on our behalf may make, that are not historical facts, constitute “forward-looking statements” which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this prospectus do not constitute guarantees of future performance. Investors are cautioned that statements which are not strictly historical statements contained in this prospectus, including, without limitation,

•	current or future financial performance,
•	management's plans and objectives for future operations,
•	clinical trials and results,
•	product plans and performance,
•	management's assessment of market factors, and
•	statements regarding the our strategy and plans and those of our strategic partners,

constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from our historical results or from any results expressed or implied by forward-looking statements. Our future operating results are subject to risks and uncertainties and are dependent upon many factors, including, without limitation, the risks identified under the caption “Risk Factors,” and in our other Securities and Exchange Commission filings. The statements we make in this prospectus are as of the date of this prospectus. We will not revise these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

INCORPORATION OF INFORMATION BY REFERENCE

        We incorporate into this prospectus information contained in documents which we file with the Securities and Exchange Commission. We are disclosing important information to you by referring you to those documents. The information which we incorporate by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	annual report on Form 10-K for the year ended June 30, 2005, filed on September 13, 2005
•	quarterly report on Form 10-Q for the quarter ended September 30, 2005, filed on November 7, 2005
•	quarterly report on Form 10-Q for the quarter ended December 31, 2005, filed on February 8, 2006
•	current report on Form 8-K dated September 15, 2005, filed on September 21, 2005
•	current report on Form 8-K dated September 26, 2005, filed on September 30, 2005
•	current report on Form 8-K dated October 25, 2005, filed on November 1, 2005
•	current report on Form 8-K dated December 2, 2005, filed on December 6, 2005
•	current report on Form 8-K dated December 19, 2005, filed on December 19, 2005
•	current report on Form 8-K dated December 20, 2005, filed on December 23, 2005
•	current report on Form 8-K dated February 22, 2006, filed on February 28, 2006
•	the description of our common stock contained in our registration statement on Form 8-A filed on December 13, 1999

You may obtain a free copy of any or all of the information incorporated by reference by writing or calling us. Please direct your request to:

Stephen T. Wills Chief Financial Officer Palatin Technologies, Inc. 4C Cedar Brook Drive Cranbury, New Jersey 08512 Telephone (609) 495-2200 Fax (609) 495-2201

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements, registration statements and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F St. NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is

http://www.sec.gov. You can find information about Palatin on our website at http://www.palatin.com. Information found on our website is not part of this prospectus.

USE OF PROCEEDS

        Unless we state otherwise in a prospectus supplement, we will use the net proceeds from the sale of securities under this prospectus for general corporate purposes, including capital expenditures. From time to time, we evaluate the possibility of acquiring businesses, products and technologies, and we may use a portion of the proceeds as consideration for acquisitions. Until we use net proceeds for these purposes, we may invest them in interest-bearing securities.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY

        Our common stock has been quoted on The American Stock Exchange (AMEX) under the symbol PTN, since December 21, 1999. It had previously traded on The NASDAQ Small Cap Market under the symbol PLTN.

        The table below provides, for the fiscal quarters indicated, the reported high and low sales prices for the common stock on AMEX since July 1, 2003.

FISCAL YEAR ENDED JUNE 30, 2006	HIGH	LOW
Third Quarter through March 27 , 2006	$3.72	$2.65
Second Quarter	$4.03	$1.96
First Quarter	$2.36	$1.85

FISCAL YEAR ENDED JUNE 30, 2005	HIGH	LOW
Fourth Quarter	$2.24	$1.70
Third Quarter	$2.57	$2.03
Second Quarter	$2.97	$2.35
First Quarter	$4.25	$2.52

FISCAL YEAR ENDED JUNE 30, 2004	HIGH	LOW
Fourth Quarter	$4.49	$3.35
Third Quarter	$4.24	$2.55
Second Quarter	$5.89	$2.19
First Quarter	$5.25	$2.66

        Holders of common stock. On March 27 , 2006 we had approximately 290 holders of record of common stock. On March 27 , 2006 the closing sales price of our common stock as reported on the AMEX was $2.75 per share.

        Dividends and dividend policy. We have never declared or paid any dividends. We currently intend to retain earnings, if any, for use in our business. We do not anticipate paying dividends in the foreseeable future.

        Dividend restrictions. Our outstanding Series A Convertible Preferred Stock provides that we may not pay a dividend or make any distribution to holders of any class of stock unless we first pay a special dividend or distribution of $100 per share to the holders of the Series A preferred stock.

RATIOS OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        Ratio of earnings to fixed charges. Ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortized discounts, premiums and capitalized expenses related to indebtedness.

        The following table sets forth our ratios of earnings to fixed charges for the last five fiscal years and through our most recently completed fiscal quarter:

	Fiscal Year Ended June 30,					Six Months Ended December 31,
	2001	2002	2003	2004	2005	2005
Ratio of earnings to fixed charges	*	*	*	*	*	*
Deficiency	$10,599,237	$16,436,180	$20,768,349	$26,317,859	$14,357,976	$13,479,228

*Less than one to one coverage.

        Ratio of earnings to combined fixed charges and preferred stock dividends. Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortized discounts, premiums and capitalized expenses related to indebtedness.

        The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for the last five fiscal years and through our most recently completed fiscal quarter:

	Fiscal Year Ended June 30,					Six Months Ended December 31,
	2001	2002	2003	2004	2005	2005
Ratio of earnings to combined fixed charges and preferred stock dividends	*	*	*	*	*	*
Deficiency	$10,599,237	$16,436,180	$20,768,349	$26,317,859	$14,357,976	$13,479,228

*Less than one to one coverage.

DESCRIPTION OF SECURITIES

Common Stock

        We have the authority to issue 150,000,000 shares of common stock, par value $0.01 per share. As of March 27 , 2006, 59,867,350 shares of our common stock were outstanding, and a maximum of 13,094,785 shares of common stock were issuable on conversion of outstanding convertible preferred stock or exercise of outstanding options and warrants. Holders of common stock have one vote per share and have no preemption rights. Holders of common stock have the right to participate ratably in all distributions, whether of dividends or assets in liquidation, dissolution or winding up, subject to any superior rights of holders of preferred stock outstanding at the time. See “Preferred Stock” and “Series A Convertible Preferred Stock,” below.

        Transfer Agent and Registrar. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. Their address is 59 Maiden Lane, Plaza Level, New York, NY 10038 and their telephone number is (800) 937-5449.

Preferred Stock

        We have the authority to issue 10,000,000 shares of preferred stock. As of March 27 , 2006, 9,997 shares of our preferred stock were outstanding (see “Series A Convertible Preferred Stock” below). The description of preferred stock provisions set forth below is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the certificate of designations relating to each series of preferred stock.

        The board of directors has the right, without the consent of holders of common stock, to designate and issue one or more series of preferred stock, which may be convertible into common stock at a ratio determined by the board. A series of preferred stock may bear rights superior to common stock as to voting, dividends, redemption, distributions in liquidation, dissolution, or winding up, and other relative rights and preferences. The board may set the following terms of any series preferred stock, and a prospectus supplement will specify these terms for each series offered:

•	the number of shares constituting the series and the distinctive designation of the series;
•	dividend rates, whether dividends are cumulative, and, if so, from what date; and the relative rights of priority of payment of dividends;
•	voting rights and the terms of the voting rights;
•	conversion privileges and the terms and conditions of conversion, including provision for adjustment of the conversion rate;
•	redemption rights and the terms and conditions of redemption, including the date or dates upon or after which shares may be redeemable, and the amount per share payable in case of redemption, which may vary under different conditions and at different redemption dates;

•	sinking fund provisions for the redemption or purchase of shares;
•	rights in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority of payment; and
•	any other relative powers, preferences, rights, privileges, qualifications, limitations and restrictions of the series.

        Dividends on outstanding shares of preferred stock will be paid or declared and set apart for payment before any dividends may be paid or declared and set apart for payment on the common stock with respect to the same dividend period.

        If upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the assets available for distribution to holders of preferred stock are insufficient to pay the full preferential amount to which the holders are entitled, then the available assets will be distributed ratably among the shares of all series of preferred stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect to each series.

        Holders of preferred stock will not be entitled to preemptive rights to purchase or subscribe for any shares of any class of capital stock of the corporation. The preferred stock will, when issued, be fully paid and nonassessable. The rights of the holders of preferred stock will be subordinate to those of our general creditors.

        We have previously issued preferred stock in three series, designated Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock. All of the issued shares of Series B, issued in 1998, and Series C, issued in 1999, were retired upon conversion into common stock and are no longer outstanding.

Series A Convertible Preferred Stock

        The board of directors established a series of 264,000 shares of preferred stock, designated Series A Convertible Preferred Stock. We issued 137,780 shares of Series A stock in 1997, of which 9,997 shares remain outstanding as of March 27 , 2006, the rest having been converted into common stock. The Series A stock has the following rights and preferences.

        Optional conversion. Each share of Series A stock is convertible at any time, at the option of the holder, into the number of shares of common stock equal to $100 divided by the conversion price, as defined in the Series A certificate of designations. The current conversion price is $2.60, so each share of Series A stock is currently convertible into approximately 38 shares of common stock.

        Mandatory conversion. We may, at our option, cause the conversion of the Series A stock, in whole or in part, on a pro rata basis, into common stock, if the closing bid price of the common stock has exceeded 200% of the conversion price for at least 20 trading days in any 30 consecutive trading day period, ending three days prior to the date of mandatory conversion.

        Price protection provisions. The conversion price decreases if we sell common stock (or equivalents) for a price per share less than the conversion price or less than the market price of the common stock. The conversion price is also subject to adjustment upon the occurrence of a merger, reorganization, consolidation, reclassification, stock dividend or stock split which results in an increase or decrease in the number of shares of common stock outstanding.

        Dividend and distribution preference. We may not pay a dividend or make any distribution to holders of any other capital stock unless and until we first pay a special dividend or distribution of $100 per share to the holders of Series A stock.

        Liquidation preference. Upon (i) liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) sale or other disposition of all or substantially all of the assets of the Company, or (iii) any consolidation, merger, combination, reorganization or other transaction in which Palatin is not the surviving entity or in which the shares of common stock constituting in excess of 50% of the voting power of the Company are exchanged for or changed into other stock or securities, cash and/or any other property, after payment or provision for payment of the debts and other liabilities of the Company, the holders of Series A stock will be entitled to receive, pro rata and in preference to the holders of any other capital stock, an amount per share equal to $100 plus accrued but unpaid dividends, if any.

        Voting rights. Each holder of Series A stock has the number of votes equal to the number of shares of common stock issuable upon conversion of the holder’s Series A stock at the record date for determination of the stockholders entitled to vote or, if no record date is established, at the date a vote is taken. Except as provided above or as required by applicable law, the holders of the Series A stock will be entitled to vote together with the holders of the common stock and not as a separate class.

Debt Securities

        The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities we offer under a prospectus supplement may differ from the terms we describe below.

        We will issue notes under an indenture, which we will enter into with the trustee named in the indenture. Any indenture will be qualified under the Trust Indenture Act of 1939.

        We will describe in each prospectus supplement the following terms relating to a series of debt securities:

•	the title;
•	the principal amount being offered, and if a series, the total amount authorized and the total amount outstanding;
•	any limit on the amount that may be issued;
•	whether or not we will issue the series of debt securities in global form, and if so, the terms and who the depository will be;
•	the maturity date;
•	the principal amount due at maturity, and whether the debt securities will be issued with original issue discount;
•	whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

•	the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;
•	the terms of the subordination of any series of subordinated debt;
•	the place where payments will be payable;
•	restrictions on transfer, sale or other assignment, if any;
•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which the conditions upon which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemptions provisions;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;
•	whether we will be restricted from incurring any additional indebtedness, issuing additional securities, or entering into a merger, consolidation or sale of our business;
•	a discussion of any material or special United States federal income tax considerations applicable to the debt securities;
•	information describing any book-entry features;
•	provisions for a sinking fund purchase or other analogous fund, if any;
•	any provisions for payment of additional amounts for taxes and any provision for redemption, if we must pay such additional amount with respect to any debt security;
•	whether the debt securities are to be offered at a price such that they will be deemed to be offered at an “original issue discount” as defined in paragraph (a) of Section 1273 of the Internal Revenue Code;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;
•	the terms on which a series of debt securities may be convertible into or exchangeable for our common stock, any other of our securities or securities of a third party, and whether conversion or exchange is mandatory, at the option of the holder or at our option;

•	events of default;
•	whether we and/or the debenture trustee may change an indenture without the consent of any holders;
•	the form of debt security and how it may be exchanged and transferred;
•	descriptions of the debenture trustee and paying agent, and the method of payments; and
•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any additional events of default or covenants provided with respect to the debt securities, and any terms which may be required by us or advisable under applicable laws or regulations.

Specific indentures will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement that includes this prospectus, or as an exhibit to a current report on Form 8-K, incorporated by reference in this prospectus.

Warrants

        The following description, together with the additional information we may include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. The terms of any warrants offered under a prospectus supplement may differ from the terms described below. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement that includes this prospectus or as an exhibit to a current report on Form 8-K, incorporated by reference in this prospectus.

        General. We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;
•	the currency for which the warrants may be purchased;
•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;
•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;
•	in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon exercise;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which, and currency in which, this principal amount of debt securities may be purchased upon exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;
•	the terms of any rights to redeem or call the warrants;
•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;
•	the dates on which the right to exercise the warrants will commence and expire;
•	the manner in which the warrant agreement and warrants may be modified;
•	federal income tax consequences of holding or exercising the warrants;
•	the terms of the securities issuable upon exercise of the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

•	in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

        Exercise of Warrants. Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. New York time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

        Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

        Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for the warrants (cashless exercise).

        Enforceability of Rights by Holders of Warrants. Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER DOCUMENTS

Certificate of Incorporation

        Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $.01 per share, of which 264,000 shares are currently designated as Series A Convertible Preferred Stock. The board of directors has the authority, without further approval of the stockholders, to issue and determine the rights and preferences of other series of preferred stock, except as limited by the certificate of designation for the Series A stock. The board could issue one or more series of preferred stock with voting, conversion, dividend, liquidation, or other rights which would adversely affect the voting power and ownership interest of holders of common stock. This authority may have the effect of deterring hostile takeovers, delaying or preventing a change in control, and discouraging bids for our common stock at a premium over the market price.

Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Indemnification and Limitation of Liability

        Our certificate of incorporation and bylaws require us to indemnify our directors, officers, employees and agents against the costs (including fines, judgments and attorney fees) from involvement in legal proceedings arising from their position or service, provided that the person seeking indemnification acted:

•	in good faith;
•	in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation; and,
•	with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The certificate of incorporation and bylaws allow us to buy indemnification insurance for this purpose.

        Our certificate of incorporation provides that, to the fullest extent permissible under Delaware law, no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director. However, this provision does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief that will remain available under Delaware law. In addition, each director will continue to be subject to liability for (a) breach of the director’s duty of loyalty to us or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) violating Section 174 of the Delaware General Corporation Law, or (d) any transaction from which the director derived an improper personal benefit. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

PLAN OF DISTRIBUTION

        We may sell securities under this prospectus in public offerings:

•	through one or more underwriters or dealers;
•	through other agents; or
•	directly to investors.

        We may price the securities we sell under this prospectus:

•	at a fixed public offering price or prices, which we may change from time to time;
•	at market prices prevailing at the times of sale;
•	at prices calculated by a formula based on prevailing market prices;
•	at negotiated prices; or
•	in a combination of any of the above pricing methods.

        If we use underwriters for an offering, they will acquire securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. Only underwriters named in a prospectus supplement are underwriters of the securities offered by that prospectus supplement.

        If this registration statement is used for an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, the amount of securities registered under this registration statement for such an offering may not exceed 10% of the aggregate market value of our outstanding voting stock as proscribed by Rule 415(a)(4) of the Securities Act.

        We may also sell securities directly or through agents. We will name any agent involved in an offering and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agents will act on a best-efforts basis.

        We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions of these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

        We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Underwriters or agents may engage in transactions with us, or perform services for us, in the ordinary course of business. We may also use underwriters or agents with whom we have a material relationship. We will describe the nature of any such relationship in the prospectus supplement.

        An underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriter to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. These activities may cause the price of our securities to be higher than it would otherwise be on the open market. The underwriter may discontinue any of these activities at any time.

        All securities we offer, other than common stock, will be new issues of securities, with no established trading market. Underwriters may make a market in these securities, but will not be obligated to do so and may discontinue market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

LEGAL MATTERS

        Unless otherwise specified in the applicable prospectus supplement, the validity of the securities covered by this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York. As of the date of this prospectus, certain members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. hold (i) currently exercisable options under our 1996 stock option plan to purchase an aggregate of 21,500 shares of common stock at prices ranging from $4.00 to $8.00 per share, expiring from January 3, 2007 to February 6, 2011, and (ii) shares of our common stock, which in the aggregate equal less than one percent (1%) of the total issued and outstanding shares of our common stock.

EXPERTS

        The consolidated financial statements of Palatin Technologies, Inc. and subsidiary as of June 30, 2005 and 2004, and for each of the years in the three-year period ended June 30, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations contained in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide information other than that provided in this prospectus and any accompanying prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of the document.

$50,000,000

Common Stock

Preferred Stock

Debt Securities

Warrants

Units

Palatin Technologies, Inc.

The date of this prospectus is ___________, 2006

PROSPECTUS

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        We will bear all expenses, estimated at $75,850, incurred in connection with the registration of the shares offered in this registration statement under the Securities Act of 1933 and qualification or exemption of the registered shares under state securities laws. This does not include expenses related to offerings of particular securities. Each prospectus supplement will reflect the estimated expenses related to the offering of securities under that prospectus supplement.

      SEC registration fees                        $   5,350

      Costs of printing and engraving*                   500

      Legal fees and expenses*                        12,000

      Accountants fees and expenses*                  12,000

      Exchange fees*                                  45,000

      Miscellaneous*                                   1,000
                                                 ------------

      TOTAL*                                       $  75,850
                                                 ============
                *Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or serving at the request of the corporation in similar capacities, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action or suit by or in the right of the corporation no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court having jurisdiction shall determine that such person is fairly and reasonably entitled to indemnity.

        Article V, Section 3 of our certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, no director of shall be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director.

        Article VI of our certificate of incorporation provides that we shall make the indemnification permitted under Section 145 of the Delaware General Corporation Law, as summarized above, but only (unless ordered by a court) upon a determination by a majority of a quorum of disinterested directors, by independent legal counsel in a written opinion, or by the stockholders, that the indemnified person has met the applicable standard of conduct. Article VI further provides that we may advance expenses for defending actions, suits or proceedings upon such terms and conditions as our Board of Directors deems appropriate, and that we may purchase insurance on behalf of indemnified persons whether or not we would have the power to indemnify such persons under Section 145 of the Delaware General Corporation Law.

        Our bylaws contain substantially the same indemnification provisions as our certificate of incorporation, summarized above.

        We have obtained a directors' and officers' liability insurance policy which covers, among other things, certain liabilities arising under the Securities Act.

ITEM 16. EXHIBITS

The following exhibits are filed with this registration statement:

No.	Description

1.01	Underwriting agreement*

3.01	Restated certificate of incorporation. Incorporated by reference to Exhibit 3.01 of our Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 9, 2005.

3.02	Bylaws. Incorporated by reference to Exhibit 3.2 of our Form 10-QSB for the quarter ended December 31, 1997, filed with the SEC on February 13, 1998.

4.01	Form of securities purchase agreement*

4.02	Certificate of designation of preferred stock and specimen preferred stock certificate*

4.03	Form of debt indenture*

4.04	Form of note*

4.05	Form of warrant agreement and warrant certificate*

5.01	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the registrant, re legality.**

23.01	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., included in Exhibit 5.01.**

23.02	Consent of KPMG LLP.**

24.01	Power of attorney, included in the signature page of this registration statement.***

25.01	Statement of Eligibility of Trustee for Indenture under Trust Indenture Act of 1939*

*To be filed by amendment, or as an exhibit to a current report on Form 8-K and incorporated by reference, or incorporated by reference from a subsequent filing in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.

**Filed with this registration statement.

***Previously filed.

ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes:

(1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that: Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A)     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)     Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)     If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)     That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)     Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

(1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon

Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cranbury, State of New Jersey, on March 29, 2006.

PALATIN TECHNOLOGIES, INC.

By: /s/ Carl Spana
      Carl Spana, Ph.D.
      President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of Palatin Technologies, Inc., severally constitute Carl Spana and Stephen T. Wills, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all subsequent amendments to said registration statement, and generally to do all such things in our names and behalf in our capacities as officers and directors to enable Palatin Technologies, Inc. to comply with all requirements of the Securities and Exchange Commission.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

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Signature	Title	Date

/s/ CARL SPANA	President, Chief Executive Officer and Director	March 29, 2006
Carl Spana	(principal executive officer)

/s/ STEPHEN T. WILLS	Executive Vice President and Chief Financial Officer	March 29, 2006
Stephen T. Wills	(principal financial and accounting officer)

*	Chairman and Director	March 29, 2006
John K.A. Prendergast

*	Director	March 29, 2006
Perry B. Molinoff

*	Director	March 29, 2006
Robert K. deVeer, Jr.

*	Director	March 29, 2006
Zola P. Horovitz

*	Director	March 29, 2006
Robert I. Taber

*	Director	March 29, 2006
Errol De Souza

*	Director	March 29, 2006
Joseph Stanley Hull

* By executing his name hereto, Stephen T. Wills is signing this document on behalf of the persons indicated above pursuant to the powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By:   /s/ STEPHEN T. WILLS
        Stephen T. Wills
        Attorney-in-fact

EXHIBIT INDEX

No.	Description

5.01	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the registrant, re legality.

23.01	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., included in Exhibit 5.01.

23.02	Consent of KPMG LLP.